================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)

                        FIDELITY NATIONAL FINANCIAL, INC.
                                (Name of Issuer)


 COMMON STOCK, $.0001 PAR VALUE                            316326 10 7
 (Title of class of securities)                           (CUSIP number)

                                JOSEPH A. ORLANDO
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010
                                 (212) 460-1932
       (Name, address and telephone number of person authorized to receive notices and communications)


                                NOVEMBER 15, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.


                         (Continued on following pages)
                               (Page 1 of 9 pages)

================================================================================



NY2:\981479\02\L1BB02!.DOC\76830.0240

----------------------------------------------------------------------------------                -------------------------------
CUSIP No.  316326 10 7                                                                  13D
----------------------------------------------------------------------------------                -------------------------------
---------------------- ----------------------------------------------------------- ----------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Leucadia National Corporation
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (a) [X]
                                                                                                                         (b) [_]
---------------------- ----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- --------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
---------------------- ----------------------------------------------------------- ----------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

----------------------------------- -------- ---------------------------------------------------- -------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   None
              SHARES
                                    -------- ---------------------------------------------------- -------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 5,835,753 shares
             OWNED BY
                                    -------- ---------------------------------------------------- -------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              None
            REPORTING
                                    -------- ---------------------------------------------------- -------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            5,835,753 shares

---------------------- -------------------------------------------------------------------------- -------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   5,835,753 shares

---------------------- ----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

---------------------- ----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    8.56%

---------------------- ----------------------------------------------------------- ----------------------------------------------
         14            TYPE OF REPORTING PERSON:                                    CO

---------------------- ----------------------------------------------------------- ----------------------------------------------




                                       2

----------------------------------------------------------------------------------                -------------------------------
CUSIP No.  316326 10 7                                                                  13D
----------------------------------------------------------------------------------                -------------------------------

---------------------- ----------------------------------------------------------- ----------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Phlcorp, Inc.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (a) [X]
                                                                                                                         (b) [_]
---------------------- ----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- --------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
---------------------- ----------------------------------------------------------- ----------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Pennsylvania

----------------------------------- -------- ---------------------------------------------------- -------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   None
              SHARES
                                    -------- ---------------------------------------------------- -------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 5,835,753 shares
             OWNED BY
                                    -------- ---------------------------------------------------- -------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              None
            REPORTING
                                    -------- ---------------------------------------------------- -------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            5,835,753 shares

---------------------- -------------------------------------------------------------------------- -------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   5,835,753 shares

---------------------- ----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]
                       See Note 1 below
---------------------- ----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   8.56%

---------------------- ----------------------------------------------------------- ----------------------------------------------
         14            TYPE OF REPORTING PERSON:                                    CO

---------------------- ----------------------------------------------------------- ----------------------------------------------




                                       3

----------------------------------------------------------------------------------                -------------------------------
CUSIP No.  316326 10 7                                                                  13D
----------------------------------------------------------------------------------                -------------------------------

---------------------- ----------------------------------------------------------- ----------------------------------------------
          1            NAME OF REPORTING PERSON:                                   330 MAD. PARENT CORP.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (a) [X]
                                                                                                                         (b) [_]
---------------------- ----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- --------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
---------------------- ----------------------------------------------------------- ----------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Delaware

----------------------------------- -------- ---------------------------------------------------- -------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   None
              SHARES
                                    -------- ---------------------------------------------------- -------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 5,835,753 shares
             OWNED BY
                                    -------- ---------------------------------------------------- -------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              None
            REPORTING
                                    -------- ---------------------------------------------------- -------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            5,835,753 shares

---------------------- -------------------------------------------------------------------------- -------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   5,835,753 shares

---------------------- ----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

---------------------- ----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    8.56%

---------------------- ----------------------------------------------------------- ----------------------------------------------
         14            TYPE OF REPORTING PERSON:                                    CO

---------------------- ----------------------------------------------------------- ----------------------------------------------




                                       4

----------------------------------------------------------------------------------                -------------------------------
CUSIP No.  316326 10 7                                                                  13D
----------------------------------------------------------------------------------                -------------------------------

---------------------- ----------------------------------------------------------- ----------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Baldwin Enterprises, Inc..
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (a) [X]
                                                                                                                         (b) [_]
---------------------- ----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- --------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      WC

---------------------- ----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
---------------------- ----------------------------------------------------------- ----------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Colorado

----------------------------------- -------- ---------------------------------------------------- -------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   None
              SHARES
                                    -------- ---------------------------------------------------- -------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 5,835,753 shares
             OWNED BY
                                    -------- ---------------------------------------------------- -------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              None
            REPORTING
                                    -------- ---------------------------------------------------- -------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            5,835,753 shares

---------------------- -------------------------------------------------------------------------- -------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   5,835,753 shares

---------------------- ----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

---------------------- ----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    8.56%

---------------------- ----------------------------------------------------------- ----------------------------------------------
         14            TYPE OF REPORTING PERSON:                                    CO

---------------------- ----------------------------------------------------------- ----------------------------------------------




                                       5

----------------------------------------------------------------------------------                -------------------------------
CUSIP No.  316326 10 7                                                                  13D
----------------------------------------------------------------------------------                -------------------------------

---------------------- ----------------------------------------------------------- ----------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Bellpet, Inc.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (a) [X]
                                                                                                                         (b) [_]
---------------------- ----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- --------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      AF

---------------------- ----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
---------------------- ----------------------------------------------------------- ----------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

----------------------------------- -------- ---------------------------------------------------- -------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   None
              SHARES
                                    -------- ---------------------------------------------------- -------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 4,858,692 shares
             OWNED BY
                                    -------- ---------------------------------------------------- -------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              None
            REPORTING
                                    -------- ---------------------------------------------------- -------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            4,858,692 shares

---------------------- -------------------------------------------------------------------------- -------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   4,858,692 shares

---------------------- ----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

---------------------- ----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    7.13%

---------------------- ----------------------------------------------------------- ----------------------------------------------
         14            TYPE OF REPORTING PERSON:                                    CO

---------------------- ----------------------------------------------------------- ----------------------------------------------


                     Item 1. Security and Issuer.

                     This Statement constitutes Amendment No. 3 to the Statement on Schedule 13D filed with the Securities and Exchange Commission by Leucadia National Corporation ("Leucadia") and its subsidiaries, Phlcorp, Inc. ("Phlcorp"), 330 MAD. PARENT CORP. ("330 Mad. Parent"), Baldwin Enterprises, Inc. ("BEI") and Bellpet, Inc. ("Bellpet") (collectively, the "Reporting Persons") with respect to the common stock, $.0001 par value per share, (the "Common Stock"), of Fidelity National Financial, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule 13D, as previously amended. The address of the principal executive office of the Company is 17911 Von Karman Avenue, Suite 300, Irvine, California 92614.

                     Item 5. Interest in Securities of the Issuer.

                     (a)-(b) As of November 15, 2000, the Reporting Persons beneficially owned the following shares of Common Stock:

                     (i) Bellpet is the direct owner of 4,858,692 shares of Common Stock, representing approximately 7.13% of the 68,169,668 shares of Common Stock reported as being outstanding on October 31, 2000 (the "outstanding shares of Common Stock").

                     (ii) BEI is the direct owner of 977,061 shares of Common Stock, representing approximately 1.43% of the outstanding shares of Common Stock. In addition, by virtue of its ownership of all of the shares of Bellpet, BEI is a beneficial owner of all of the shares of Common Stock owned by Bellpet.

                     (iii) By virtue of its ownership of all of the shares of BEI, 330 Mad. Parent is a beneficial owner of all of the shares of Common Stock owned by BEI.

                     (iv) By virtue of its ownership of all of the shares of 330 Mad. Parent, Phlcorp is a beneficial owner of all of the shares of Common Stock beneficially owned by 330 Mad. Parent.

                     (v) By virtue of its ownership of all of the shares of Phlcorp, Leucadia is a beneficial owner of all of the shares of Common Stock owned by Phlcorp.

                     (c) Except as set forth on Schedule A hereto, none of the Reporting Persons, nor, to the best of their knowledge, any of their respective executive officers or directors has effected any transaction in any securities of the Company during the past 60 days.

                     (d) No person except for the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

                     (e) Not applicable.

                                    SIGNATURE


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



           Dated:  November 15, 2000



                                   LEUCADIA NATIONAL CORPORATION
                                   PHLCORP, INC.
                                   BALDWIN ENTERPRISES, INC.

                                   BY: /S/ JOSEPH A. ORLANDO
                                       -------------------------------------
                                   Name: JOSEPH A. ORLANDO
                                   Title: Vice President




                                   330 MAD. PARENT CORP.
                                   BELLPET, INC.

                                   BY: /S/ CORINNE A. MAKI
                                       -------------------------------------
                                   Name: CORINNE A. MAKI
                                   Title: Vice President

                                   SCHEDULE A

                          TRANSACTIONS IN COMMON STOCK
                 WITHIN THE 60 DAYS PRECEDING NOVEMBER 15, 2000*


                         Number of                  Purchase             Reporting               Price per
Date                     Shares                     or Sale              Person                  Share**
----                     ------                     -------              ------                  -----
09/28/00                 25,000                     Sale                 BEI                     $24.5742
09/29/00                 173,100                    Sale                 BEI                     $24.5352
10/31/00                 158,075                    Sale                 Bellpet                 $24.5111
11/01/00                 28,100                     Sale                 Bellpet                 $24.4955
11/06/00                 43,700                     Sale                 Bellpet                 $24.6859
11/07/00                 37,600                     Sale                 Bellpet                 $24.6437
11/08/00                 154,800                    Sale                 Bellpet                 $24.4504
11/14/00                 230,000                    Sale                 Bellpet                 $24.5011




---------------------------
*Unless otherwise indicated, all transactions were effected through the public markets.

**Net of broker commissions.